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                                                       Exhibit 99.4

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                          INFOSYS TECHNOLOGIES LIMITED

         ISSUES PRESENTED FOR CONSIDERATION AT THE TWENTY SECOND ANNUAL
                GENERAL MEETING OF SHAREHOLDERS ON JUNE 14, 2003

     THE FOLLOWING PROXY CARD RELATES TO THE TWENTY SECOND ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

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ADDRESS CHANGE/COMMENTS (MARK THE CORRESPONDING BOX ON THE REVERSE SIDE)
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                                                                Mark Here [ ]
                                                                for Address
                                                                Change or
                                                                Comments
                                                                SEE REVERSE SIDE

                                                               FOR   AGAINST    ABSTAIN
Item 1.  To receive, consider and adopt the Balance Sheet as   [ ]     [ ]        [ ]
         at March 31, 2003 and the Profit & Loss Account for
         the year ended on that date and the Report of the
         Directors and the Auditors thereon.

                                                               FOR   AGAINST    ABSTAIN
Item 2.  To declare a final dividend.                          [ ]     [ ]        [ ]

                                                               FOR   AGAINST    ABSTAIN
Item 3.  To appoint a director in place of Mr. Srinath Batni   [ ]     [ ]        [ ]
         who retires by rotation and being eligible offers
         himself for re-election.
                                                               FOR   AGAINST    ABSTAIN
Item 4.  To appoint a director in place of Dr. Omkar Goswami   [ ]     [ ]        [ ]
         who retires by rotation and being eligible offers
         himself for re-election.

                                                               FOR   AGAINST    ABSTAIN
Item 5.  To appoint a director in place of Mr. Larry           [ ]     [ ]        [ ]
         Pressler who retires by rotation and being
         eligible offers himself for re-election.

                                                               FOR   AGAINST    ABSTAIN
Item 6.  To appoint a director in place of Ms. Rama            [ ]     [ ]        [ ]
         Bijapurkar who retires by rotation and being
         eligible offers herself for re-election.
                                                               FOR   AGAINST    ABSTAIN
Item 7.  To appoint the statutory auditors for the             [ ]     [ ]        [ ]
         financial year 2003-04.

                                                               FOR   AGAINST    ABSTAIN
Item 8.  To consider appointing Mr. Sridar Iyengar, as         [ ]     [ ]        [ ]
         a Director of the company, liable to retire by
         rotation.

                                                               FOR   AGAINST    ABSTAIN
Item 9.  To consider deleting Article 107 of the Articles      [ ]     [ ]        [ ]
         of Association.

SIGNATURE______________________SIGNATURE________________________DATE___________
NOTE: PLEASE SIGN AS NAME APPEARS HEREON. JOINT OWNERS SHOULD EACH SIGN. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH.
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